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WILLIAM BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

May 31, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Christina DiAngelo Fettig/Karen Rossotto

Re:	Hercules Capital, Inc.

Registration Statement on Form N-2

File Number: 333-224281

Ladies and Gentlemen:

On behalf of Hercules Capital, Inc., a Maryland corporation (the “Company”), we hereby respond to the comments to the Company’s Registration Statement on Form N-2 (File No. 333-224281) (the “Registration Statement”) raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in telephone conferences between Christina DiAngelo Fettig of the Staff and Dechert LLP, outside counsel to the Company, on May 2, 2018, and between Karen Rossotto of the Staff and Dechert LLP, outside counsel to the Company, on May 21, 2018. As of the date hereof, the Company has filed with the Commission, Amendment No. 1 to its Registration Statement (“Amendment No. 1”). We will also provide to you under separate cover courtesy copies of Amendment No. 1, as filed and marked to show the changes from the Registration Statement. For your reference, the Staff’s comments are included in this letter, and each comment is followed by the applicable response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Registration Statement.

Legal Comments

1.	If the Company plans to issue preferred stock or subscription rights in the twelve months following the effectiveness of the Registration Statement, in the fees and expenses table please include the expenses associated with such preferred stock or subscription rights offering.

Response:

The Company acknowledges the Staff’s comment and hereby confirms that it does not currently intend to issue any preferred stock or subscription rights in the twelve months following the effectiveness of the Registration Statement.

United States Securities and Exchange Commission May 31, 2018 Page 2

2.	On page 18 of the Registration Statement, please discuss how any potential acquisitions or investments will complement and further the Company’s existing investment strategy. If any potential acquisitions or investments will not complement the existing investment strategy, please disclose any additional investment strategies.

Response:

The Company acknowledges the Staff’s comment and notes that any potential acquisitions and investments are evaluated based on a number of criteria in line with the Company’s existing investment strategy, primarily, the ability to maximize the Company’s portfolio’s total return through generating future investment income and capital appreciation, and its focus on high growth, innovative venture capital-backed companies. The Company may, in the future, consider potential acquisitions and investments that fall outside of these criteria, but has not identified any and, currently, has no plans to do so. Should the Company determine other potential acquisitions or investments be identified that do not complement the existing investment strategy, the Company will disclose these additional investment strategies in future registration statements.

3.	On page 28 of the Registration Statement, please confirm whether the Company is currently engaging in any hedging transactions involving derivatives or other derivatives transactions. If the Company does engage in derivatives transactions as a primary investment strategy, please disclose the types of such transactions and include a description of such transactions in the Company’s investment strategy.

Response:

The Company acknowledges the Staff’s comment and hereby confirms that, although the Registration Statement discloses that the Company may engage in hedging transactions involving derivatives or other derivative transactions to manage risk associated with interest rate fluctuations, the Company is not currently engaged in any such transactions.

4.	On page 34 of the Registration Statement, please revise the disclosure to indicate that the Company will not fund its unfunded commitments from net proceeds generated by securities offerings. In addition, please provide a general explanation as to why the Company reasonably believes it can cover its unfunded commitments as of the date hereof.

Response:

The Company acknowledges the Staff’s comment and has updated the disclosure as requested. As of March 31, 2018, the Company’s unfunded commitments, excluding unfunded commitments which were currently unavailable due to the borrower not having met milestones, were approximately $51.9 million. As of March 31, 2018, the Company has approximately $118.2 million in unencumbered cash on hand and approximately $190.0 million in available borrowings, subject to certain limitations. In addition, the Company expects to have the proceeds from early and normal principal repayments on existing loans available to fund unfunded commitments.

United States Securities and Exchange Commission May 31, 2018 Page 3

5.	On page 35 of the Registration Statement, please disclose the consequences of the Company lacking sufficient capital to fund the unfunded commitments as they become due.

Response:

The Company acknowledges the Staff’s comment and has updated the disclosure accordingly.

6.	On page 48 of the Registration Statement, please disclose whether the Company invests in any emerging markets securities and, if so, disclose any risks associated with such investments.

Response:

The Company acknowledges the Staff’s comment and hereby confirms that the Company does not as a matter of course invest in any emerging markets securities. As of March 31, 2018, the Company does not have any positions in emerging markets, with all the Company’s investments being in the United States of America, United Kingdom, Australia, Netherlands, Cayman Islands, Sweden, Switzerland and Canada.

7.	Please confirm that disclosure and examples regarding dilution, including any necessary risk factors, will be included in any prospectus supplement for a preferred stock or subscription rights offering.

Response:

The Company acknowledges the Staff’s comment and hereby confirms that the Company has reviewed its form of prospectus supplement for a subscription rights offering, which is incorporated by reference as an exhibit to the Registration Statement, and that disclosure regarding dilution, including any necessary risk factors is included, and such disclosure will also be included in any prospectus supplement. The Company respectfully notes that it does not expect to include disclosure regarding dilution in a prospectus supplement for a preferred stock offering because it does not believe such an offering would be dilutive to shareholders in the same manner as a subscription rights offering.

8.	Please confirm that the investment of the net proceeds from any offering of securities within 12-months is consistent with Guide 1 to Form N-2.

Response:

The Company acknowledges the Staff’s comment and believes that the statement that it anticipates that substantially all of the net proceeds from an offering will be used within twelve months, but may take as long as two years to invest the proceeds of any takedowns off of this Registration Statement is consistent with Guide I of Form N-2, which provides that:

United States Securities and Exchange Commission May 31, 2018 Page 4

A business development company (“BDC”) is operated for the purpose of making investments in securities described in paragraphs (1) through (3) of Section 55(a) of the 1940 Act (15 U.S.C. 80a-54(a)(1)-(3)). The Division is of the view that Section 58 of the 1940 Act (U.S.C. 80a-57) requires a BDC to obtain the approval of its stockholders for a change of its business purpose if more than half of its total assets are not invested in the types of securities designed to meet its business purpose, in accordance with Sections 2(a)(48) and 55(a)(1)-(3) of the 1940 Act, within the earlier of: (i) two years after termination or completion of sales; (ii) 2 years after commencement of its initial public offering. The Division will not consider assets invested in money market instruments or cash equivalents to be invested in accordance with a BDC’s business purpose.

The disclosure in the “Use of Proceeds” section provides that “[w]e anticipate that substantially all of the net proceeds from any offering of our securities will be used as described above within twelve months, but in no event longer than two years. Pending such uses and investments, we will invest the net proceeds primarily in cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment. Our ability to achieve our investment objective may be limited to the extent that the net proceeds of any offering, pending full investment, are held in lower yielding short-term instruments.” The ability of the Company to invest the net proceeds of any offering in portfolio companies in accordance with its investment objective is dependent on market conditions and the Company’s investment pipeline and, as a result, it is difficult to predict when substantially all of the net proceeds from any offering will be invested. The Company notes that the timeframe it has presented is consistent with the timeframe presented by many other business development companies in their shelf registration statements.

As a result, the Company believes that the timeframe included in the Registration Statement is consistent with both industry practice and Guide 1 of Form N-2.

9.	Please provide a general explanation as to why the Company believes the fair value of the Company’s unfunded commitments is immaterial as disclosed on page 93 of the Registration Statement.

Response:

The Company acknowledges the Staff’s comment and notes that all of the unfunded commitments are to existing portfolio companies as of March 31, 2018, of which approximately 80% of the unfunded commitments are to portfolio companies graded “1” or “2” on the Company’s internal credit rating criteria. The remaining 20% are graded as “3”. The Company’s credit rating process is performed quarterly, and measured on a rating scale, from 1 to 5, with 1 being the highest rating, and the Company does not have any material concerns that would impact the valuation of the portfolio companies that the Company has extended unfunded commitments as of March 31, 2018. As of March 31, 2018, the valuation of the funded positions for these portfolio companies that the Company has extended unfunded commitments is at a minimum 98.5% of cost, and it is therefore the Company’s belief that when, and if the Company is required to fund the unfunded commitments, the Company would not recognize any form of material loss upon funding.

United States Securities and Exchange Commission May 31, 2018 Page 5

Accounting Comments

10.	Please include an updated consent from PricewaterhouseCoopers LLP (“PWC”) with your next filing of the Registration Statement.

Response:

The Company acknowledges the Staff’s comment and will include an updated consent from PricewaterhouseCoopers LLP with Amendment No. 1.

11.	In the next pre-effective amendment, please update the Registration Statement to include the financial statements for the period ended March 31, 2018.

Response:

The Company acknowledges the Staff’s comment and has updated the Registration Statement to include in Amendment No. 1 the Company’s financial results for the three months ended March 31, 2018.

12.	Please confirm that the impact of any taxes which are accrued or paid are reflected in the fee table on page 9 of the Registration Statement.

Response:

The Company acknowledges the Staff’s comment and hereby confirms that all material taxes which are accrued or paid have been reflected in the fee table on page 9 of the Registration Statement. The Company notes that an immaterial amount of tax is accrued within a tax blocker structure and is netted against the movement in unrealized appreciation (depreciation) on the positions within this tax blocker, but the amounts are immaterial to the financial statements.

13.	On page 9 of the Registration Statement, in footnotes 6, 8, and 9 to the fee table, please remove the references to the percentages as of December 31, 2016.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 1 to remove any references to the percentages as of December 31, 2016.

United States Securities and Exchange Commission May 31, 2018 Page 6

14.	The Registration Statement states the Company is non-diversified. Please confirm whether the Company is non-diversified and, if so, explain how the Company qualifies as non-diversified.

Response:

The Company acknowledges the Staff’s comment and recognizes that, as of March 31, 2018, the Company’s portfolio would meet the definition of “diversified” under Section 5 of the Investment Company Act of 1940, as amended. Nevertheless, the Company maintains an investment policy that allows it to operate as non-diversified, which also affords it the flexibility to operate as diversified. In addition, the Company has updated the disclosure in Amendment No. 1 to provide additional disclosure regarding the Company’s ability to operate as a diversified or non-diversified company, notwithstanding that it is a non-diversified company.

15.	On page 73 of the Registration Statement, in addition to the core yield and effective yield, please disclose the total yield.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 1 to disclose the total yield.

16.	On page 138 of the Registration Statement, please provide a more detailed description of Machine Zone, Inc. in accordance with instruction 2 to Item 8.6(a) of Form N-2 since it represents 5% or more of the Company’s total assets.

Response:

The Company acknowledges the Staff’s comment and has updated the Portfolio Companies table within the Form N-2 as of March 31, 2018. The Company respectfully notes that Machine Zone, Inc. repaid its loans in full on February 2, 2018, and as of March 31, 2018, the remaining exposure to Machine Zone, Inc. is less than 5% of the Company’s Total Assets. As of March 31, 2018, the Company has no other Portfolio Companies that represent greater than 5% of Total Assets.

17.	Please provide backup in the form of an excel spreadsheet for the asset coverage calculations for the Senior Securities table on page 157.

Response:

The Company has supplementally provided the required information.

18.	In future financial statements, please provide additional disclosure required by Article 12-12.8 of Regulation S-X for any restricted securities.

Response:

The Company acknowledges the Staff’s comment and going forward will include the disclosure required by Article 12-12.8 of Regulation S-X as applicable.

United States Securities and Exchange Commission May 31, 2018 Page 7

19.	Footnote 1 on page F-26 of the Registration Statement states that preferred stock investments are generally non-income producing. If any preferred stock investments are income producing, please disclose the interest rate in accordance with Article 12-12.4 of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and hereby confirms that no preferred stock investments are income producing.

20.	On page F-56 of the Registration Statement, Investment Income and Net Change in Unrealized Appreciation/(Depreciation) for Total Control & Affiliate Investments is $2,826 and $(50,557), respectively. On page F-91 of the Registration Statement, correlative amounts are $2,772 and $(34,531), respectively. Please explain the reason for the different calculations.

Response:

The Company acknowledges the Staff’s comment and respectfully notes that Investment Income on page F-56 is based upon interest, dividends and fee income from Control/Affiliate Investments, whereas amount disclosed on the Consolidated Schedule of Investments in and advances to Affiliates on page F-91 includes only interest and dividends attributable to those investments. For the Net Change in Unrealized Appreciation/(Depreciation) for Control and Affiliate Positions, the Company notes that on Page F-56, the Company separately discloses the Net Change in Unrealized Appreciation/(Depreciation) on positions still held as of the year end and discloses the Reversal on Unrealized Appreciation/(Depreciation) from those positions that were exited or disposed of or reversals of prior period collateral-based impairments during the year ended December 31, 2017. When aggregating these amounts, these amounts agree to the amount disclosed on page F-91. For the Company’s Form 10-Q as of, and for the quarter ended March 31, 2018, the Company amended the presentation of the Control and Affiliates table to show the aggregate Net Change in Unrealized Appreciation/(Depreciation) in the same manner as is disclosed on the Consolidated Schedule of Investments in and advances to Affiliates.

21.	On page F-86 of the Registration Statement, Note 9 (Financial Highlights) only includes three years. ASC 946 205-45-1 requires that five years be shown. Please also discuss how the Company plans to correct this issue.

Response:

The Company respectfully acknowledges the Staff’s comment and the requirements of ASC 946 205-45-1. ASC 946 205-45-1 (e) refers to Item 4 of Form N-2, and according to Instruction 1 of Item 4.1 of Form N-2, Business Development Companies may omit financial highlights if they comply with Item 4.2, which in turn requires a Business Development Company to furnish a separate section that complies with Items 301, 302 and 303 of Regulation S-K. The Company furnishes a separate section that complies with Items 301, 302 and 303 of Regulation S-K on page 11 to meet this requirement. The Company therefore believes that it complies with the N-2 requirements, but will going forward include five years of Financial Highlights in its financial statements.

United States Securities and Exchange Commission May 31, 2018 Page 8

22.	On page F-86 of the Registration Statement, footnote 7 states that the Company reclassified distributions from net investment income to distributions from realized gains for the years ended December 31, 2016 and 2015. Please confirm whether this reclassification had an effect on any prior periods not presented in the table. Please also state the cause of the reclassifications and whether any internal controls changed as a result of the reclassification.

Response:

The Company acknowledges the Staff’s comment and reviewed periods prior to the comparative periods presented and determined that there was no impact to earlier periods. The cause of the reclassification was that the reclassification of the distribution was not correctly identified for the years ended December 31, 2016 and 2015 and was identified and corrected for the year ended December 31, 2017. The Company has enhanced its controls in this area to include enhanced review of the characterization of the distribution on a quarterly basis.

23.	On page F-91 and F-92 of the Registration Statement, please explain how income in the table of affiliates ties back to income in the statement of operations in accordance with Article 12-14.6 of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and notes that for amounts shown on page F-91 for Amount of Interest Credited to Income, these balances can be agreed back to the statement of operations through aggregating Interest Income and PIK Interest. The Company also notes that certain of the positions on page F-92 are on non-accrual status and are non-income producing as denoted in the Company’s Consolidated Schedule of Investments. In addition, the Company has reviewed the sample disclosure provided by the Staff and noted as best practice and will adopt a similar presentation going forward in future financial statements.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3386 (or by email at william.bielefeld@dechert.com) or Ian Hartman by telephone at 215.994.2277 (or by email at ian.hartman@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William Bielefeld

William Bielefeld

cc:	David Lund, Hercules Capital, Inc.

Melanie Grace, Hercules Capital, Inc.

Ian Hartman, Dechert LLP

Jay Alicandri, Dechert LLP